Exhibit 99.2

ENTHUSIAST GAMING HOLDINGS INC. Security Class Holder Account Number ------- Fold BLUE Form of Proxy - Annual General Meeting to be held on July 19, 2022 (the "Meeting") This BLUE Form of Proxy is solicited by and on behalf of Management. Notes to proxy 1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the Management Nominees whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). 2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated. 3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy. 4. If a date is not inserted in the space provided on the reverse of this proxy, it will be deemed to bear the date on which it was mailed to the holder by Management. 5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, and the proxy appoints the Management Nominees listed on the reverse, this proxy will be voted as recommended by Management. 6. The securities represented by this proxy will be voted in favour, or withheld from voting, or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for. If you have specified a choice with respect to any matter to be acted on, the securities will be voted accordingly. 7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting and Management Information Circular or other matters that may properly come before the Meeting or any adjournment or postponement thereof, in each case to the extent permitted by law, whether or not the amendment or variation or other matter is routine and whether or not the amendment, variation or other matter is contested. Late proxies may be accepted or rejected by the Chair of the Meeting in his discretion, and the Chair is under no obligation to accept or reject any particular late proxy. 8. This proxy should be read in conjunction with the accompanying documentation provided by Management. 9. IMPORTANT COVID-19 PANDEMIC ADVISORY: The Company is intending to hold the Meeting in a virtual-only format in response to health and safety concerns arising in connection with the COVID-19 pandemic. The Company may take alternative or additional precautionary measures in relation to the Meeting in response to further developments in the COVID-19 pandemic and related orders and recommendations of public health officials, including changing the date, format, time or location, and in such event it will issue a press release to inform shareholders. Proxies submitted must be received by close of business (10:00 am) Eastern Time, on July 15, 2022. VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! ------- Fold To Vote Using the Telephone o Call the number listed BELOW from a touch tone telephone. 1-866-732-VOTE (8683) Toll Free To Virtually Attend the Meeting o You can attend the meeting virtually by visiting the URL provided on the back of this document. If you vote by telephone or the Internet, DO NOT mail back this proxy. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management Nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy. To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER

Appointment of Proxyholder

I/We being holder(s) of securities of Enthusiast Gaming Holdings Inc. (the "Company") hereby appoint: Adrian Montgomery, Chief Executive Officer, or failing this person, Alex Macdonald, Chief Financial Officer (the "Management Nominees")

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

Note: If completing the appointment box above YOU MUST go to http://www.computershare.com/Enthusiast and provide Computershare with the name and email address of the person you are appointing. Computershare will use this information ONLY to provide the appointee with a user name to gain entry to the online meeting.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the holder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and on all other matters that may properly come before the Annual General Meeting of shareholders of the Company to be held in a virtual-only format via a live webcast accessible at https://web.lumiagm.com/#/400650842 on July 19, 2022 at 10:00 am (Eastern Time), and at any adjournment or postponement thereof (the "Meeting").

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against
1. Number of Directors To set the number of Directors at nine (9).	☐	☐

Fold

2. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. John Albright	☐	☐	02. Michael Beckerman	☐	☐	03. Ben Colabrese	☐	☐
04. Alan Friedman	☐	☐	05. Adrian Montgomery	☐	☐	06. Richard Sherman	☐	☐
07. Angela Ruggiero	☐	☐	08. Scott O'Neil	☐	☐	09. Seth Berger	☐	☐

	For	Withhold
3. Appointment of Auditors To re-appoint KPMG LLP as auditors of the Company to hold office until the next annual general meeting of shareholders and to authorize the directors to fix the remuneration to be paid to the auditors.	☐	☐

Fold

Signature of Proxyholder

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, and the proxy appoints the Management Nominees, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY

Interim Financial Statements - Mark this box if you would like to receive Interim Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements - Mark this box if you would like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

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